HyGen Industries, Inc.

11693 San Vicente Boulevard, Suite 445

Los Angeles, California 90049

Telephone: (310) 923-2827

October 17, 2016

Mail Stop 3561

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:        Mara L. Ranson, Assistant Director of Consumers Products

Daniel Porco

Re:      HyGen Industries, Inc.

Pre-Qualification Amendment Number Five to the

Offering Statement on Form 1-A

Originally Filed January 25, 2016

File No. 024-10518

Dear Commission:

We respectfully withdraw our request, submitted by letter dated October 13, 2016, that the Securities and Exchange Commission qualify the above referenced Offering Statement at 1:00 PM Eastern Time on Monday, October 17, 2016.

Very truly yours,

/s/ Richard Capua

Richard Capua, President

cc: Paul Dillon, Chief Financial Officer